V F 10-8-02

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 23 2002
DIVISION OF MARKET REGULATION

02053234

SE[C] COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pittsburgh Financial Planners, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Fireside Drive
(No. and Street)

McMurray (City) PA (State) 15317-3610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene P. Helba, President (724)942-3658
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Poloka, CHarles William
(Name — *if individual, state last, first, middle name*)

934 Western Avenue (Address) Pittsburgh (City) PA (State) 15233 (Zip Code)

PROCESSED
OCT 10 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 10-8-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Charlene P. Helba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pittsburgh Financial Planners, Inc., as of June 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Charlene P. Helba
Signature

President
Title

Dale R Brannon
Notary Public

Notarial Seal
Dale R. Brannon, Notary Public
Peters Twp., Washington County
My Commission Expires Mar. 16, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

CHARLES W. POLOKA
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE: (412) 322-2662
FAX: ($12) 322-0513

934 WESTERN AVENUE
PITTSBURGH, PA 15233

Independent Auditors' Report

Board of Directors
Pittsburgh Financial Planners, Inc.
Pittsburgh, PA 15317

We have audited the accompanying statement of financial condition of Pittsburgh Financial Planners, Inc. as of June 30, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as will as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Pittsburgh Financial Planners, Inc. as of June 30, 2002, and the results of the operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Security and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles W. Poloka

Pittsburgh, Pennsylvania
July 24, 2002

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

Current Assets	
Cash and cash equivalents	$ 34,496
Accounts receivable	58,190
Other assets	134
	$ 92,820

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liability	
Accounts payable	$ 69,820
Stockholder's Equity	
Capital stock, $1.00 par value; 100,000 shares authorized and 7,500 outstanding	7,500
Paid-in capital	11,000
Retained earnings	4,500
	23,000
	$ 92,820

The accompanying notes are an integral part of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDING JUNE 30, 2002

Income	
Commissions	
Sale of investment company shares	$ 28,243
Investment advisory fees	293,191
Other commissions	41,480
	362,914
Other income	1,094
	364,008
Expenses	
Commissions	277,974
Registration fees	3,002
Officer employment expense	54,670
Accounting fees	1,380
Director fees	19,500
Due diligence	5,000
Other office and miscellaneous	4,250
	365,776
Net Income (Loss)	$ (1,768)

The accompanying notes are an integral part of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2002

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:	
Cash received from customers	$ 317,616
Cash paid to suppliers	(330,202)
Net Cash Used in Operating Activities	(12,586)
Net Increase (Decrease) in Cash and Cash Equivalents	(12,586)
Cash and Cash Equivalents at July 1, 2001	47,082
Cash and Cash Equivalents June 30, 2002	$ 34,496

Reconciliation of Net Income to Net Cash Provided (Used) by Operating Activities:

Net income	$ (1,768)
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in accounts receivable	(46,392)
Increase in accounts payable	35,574
Net Cash Used in Operating Activities	$ (12,586)

The accompanying notes are an integral part of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2002

	Common Stock	Paid-in Capital	Retained Earnings
BALANCES AT JULY 1, 2001	$ 7,500	$ 11,000	$ 6,268
NET INCOME LOSS FOR THE YEAR			(1,768)
BALANCES AT JUNE 30, 2002	$ 7,500	$ 11,000	$ 4,500

The accompanying notes are an integral part of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002

Formation of Company
The Company was formed on July 14, 1983. The principal activity of the Company is to be a broker/dealer of securities and also a registered investment advisor.

Significant Accounting Policies
Commission revenue is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The current year taxable income and income tax was immaterial and therefore not shown on the accompanying financial statement.

Related Party Transactions
The Company paid commissions of $ 218,814 to James Helba, Jr., the sole shareholder's husband during the fiscal year ending June 30, 2002 and has a payable of $ 55,340 due him at June 30, 2002.

PITTSBURGH FINANCIAL PLANNERS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

SCHEDULE I

JUNE 30, 2002

Aggregate Indebtedness:		
Total money liabilities		$ 69,820
Total aggregate indebtedness		69,820
Net Capital:		
Common stock	$ 7,500	
Paid in capital	11,000	
Retained earnings	4,500	
Total available capital		23,000
Less: nonallowable assets		3,261
Net capital before haircuts on securities		19,739
Haircuts on securities:		
Calvert money market fund (2%)		(23)
Manning and Napier Exeter fund		(2,289)
Net Capital		$ 17,427
Capital Requirements:		
6 2/3% of aggregate indebtedness	4,654	
Minimum dollar capital requirement	5,000	
Net capital requirement		5,000
Net capital in excess of requirements		12,427
Net capital as above		$17,427
Ratio of aggregate indebtedness to net capital		4.01

See notes to financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION TO

JUNE 30, 2002 FOCUS REPORT

SCHEDULE II

JUNE 30, 2002

	Audit Report	Focus Report
Total ownership equity	$ 23,000	$ 23,000
Less:		
Nonallowable assets	(3,261)	(3,261)
Haircuts on securities	(2,312)	(2,312)
	17,427	17,427
Net capital requirement	5,000	5,000
Excess net capital	$ 12,427	$ 12,427

No differences exist in the computation of net capital between the audit report and Pittsburgh Financial Planners, Inc's Focus Report (Part IIA filing) for the period ending June 30, 2002.

CHARLES W. POLOKA
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE: (412) 322-2662
FAX: ($12) 322-0513

934 WESTERN AVENUE
PITTSBURGH, PA 15233

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Pittsburgh Financial Planners, Inc.

In planning and performing our audit of the financial statements of Pittsburgh Financial Planners, Inc. for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the securities and exchange commission, we made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)11 and the procedures for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(i). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with a reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure of Pittsburgh Financial Planners, Inc. would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, no facts came to our attention which indicated that the exemptive provisions of the rule 15c3-3(k)(2)(i) were not complied with during the year ended June 30, 2002.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of Pittsburgh Financial Planners, Inc. were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Charles W. Polola

Pittsburgh, Pennsylvania
June 24, 2002